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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


Commission File Number: 0-14026


                          DALTEX MEDICAL SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   235502 10 1
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                                 (CUSIP Number)


                Robert Hausman, 1900 Corporate Boulevard, #400-E,
                       Boca Raton, FL 33431, (561)988-2544
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 1999
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             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert Hausman
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                                                                      PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA/Florida
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   30,000,300
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   30,000,300
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   30,000,300
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000,300
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.42%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________


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Item 1.           Security and Issuer.
                  This Statement relates to the shares of common stock of Daltex Medical Sciences, Inc., a Delaware corporation having a principal business and the address of its principal office at 7777 Glades Road, Suite 211, Boca Raton, Florida 33434.

Item 2.           Identity and Background.

                  a. Mr. Hausman is an investor in the issuer. His father, Bruce Hausman, is an officer, director and shareholder of the issuer.

                  b. The office address of Mr. Hausman is 1900 Corporate Blvd.,#400-E, Boca Raton, Florida 33431.

                  c. Mr. Hausman has not been convicted in a criminal proceeding and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

                  e. During the past five years Mr. Hausman has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation or which found any violation with respect to such laws.

                  f.       Mr. Hausman is an American citizen.

Item 3.           Source and Amount of Funds or Other Consideration.
                  Mr. Hausman used his own funds to purchase common and Series A Convertible Preferred Stock of the issuer. No part of the consideration was borrowed.

Item 4.           Purpose of Transaction.
                  The purpose of the transaction was to acquire a significant position in the issuer with a view to having the issuer acquire, or be acquired by, another corporation in a merger or other business combination involving the issuer. No such transaction has been identified as of the date of this Report.


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                  The reporting person anticipates that the issuer will
materially change its present capitalization through an increase in the number of authorized shares, a reverse split of the authorized shares outstanding, or both.

Item 5.           Interest in Securities of the Issuer.

                  Mr. Hausman is the beneficial owner of 30,000,300 shares of common stock, which includes 333,300 shares of common stock held by him of record and 29,667,000 shares of common stock underlying 29,667 shares of Series A Convertible Preferred Stock of the issuer held by him. Mr. Hausman has sole power to vote the shares of common stock issued to him and, as each share of Series A Convertible Preferred Stock has a vote equivalent to 1,000 shares of common stock, he has the sole power to vote the equivalent of 29,667,000 shares of common stock in any vote of shareholders except a vote requiring a separate vote by class. Mr. Hausman has the power to dispose or direct the disposition of all of the shares owned by him of record or beneficially. He disclaims beneficial ownership of any other shares of the issuer's common stock held by any other person. He disclaims that he is part of any group. Mr. Hausman acquired shares of the issuer's common stock and shares of the issuer's Series A Convertible Preferred Stock on February 1, 1999, although the issuer did not file a certificate of designations in Delaware with respect to its Series A Convertible Preferred Stock until June 10, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

                                                June 24th, 1999
                                     -----------------------------------
                                                     (Date)

                                     /s/ Robert Hausman
                                     -----------------------------------
                                     Robert Hausman





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